FEDERAL RESERVE BOARD OF GOVERNORS

                             FEDERAL RESERVE SYSTEM

                             Washington, D. C. 20551

                                    FORM 10-Q

                   Quarterly Report Under Section 13 or 15 (D)

                     of The Securities Exchange Act of 1934

                      For the Quarter Ended March 31, 1998

                           Commission file Number N/A

                                THE HERITAGE BANK

             (Exact Name of Registrant As Specified In Its Charter)


               VIRGINIA                                         54-1418824
    (State or Other Jurisdiction of                           I.R.S. Employer
     Incorporation of Organization)                          Identification No.)


 1313 Dolley Madison Blvd., McLean, Va.                              22101
(Address of Principal Executive Offices)                           (Zip Code)

               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                  703-356-6060




                  (Former Name, Former Address and Former Year,

                          If Changed Since Last Report)

                INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1)
              HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION
                 13 OR 15 OF THE SECURITIES EXCHANGE ACT OF 1934
                             DURING THE PRECEDING 12

             MONTHS (OF SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO

                 SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                               YES__x_______ NO___

COMMON SHARES OUTSTANDING AS OF March 31, 1998 1,489,636

                      THE HERITAGE BANK

ITEM I.

Part I. Financial Information

                             STATEMENT OF CONDITION
                            (in thousands unaudited)

ASSETS                                         MARCH 31, 1998  DECEMBER 31, 1997

Cash and due from banks                          $   1,705           $   1,987
Federal Funds Sold                                   4,250               7,600
Repurchase Agreements                                    0                   0
                                                     -----               -----
   Total Cash and Due From Banks                     5,955               9,587

Securitiies available for sale                      14,040              11,794
Securities held to maturity                            250                 250

Loans, Net                                          23,201              22,756

Premises and Equipment, Net                            368                 379
Other Real Estate Owned                                263                 263
Accrued Int and other Assets                           557              $  421
                                                      ----                ----

TOTAL ASSETS                                     $  44,634          $   45,450

LIABILITIES

Noninterest bearing deposits                      $  8,995          $   11,856
Interest bearing deposits                           30,388              28,748
                                                    ------              ------
   TOTAL DEPOSITS                                   39,383              40,604

Repurchase agreements                                  315                   0
Other liabilities                                      120                 116
                                                     -----               -----
   TOTAL LIABILITIES                                39,818              40,720
                                                    ======              ======

CAPITAL

Common Stock                                         1,490               1,490
Surplus                                              3,327               3,327
Undivided profits                                       -4                -105
Accumulated other comprehensive
income net                                               3            $     18
                                                    ------              ------

   TOTAL CAPITAL                                     4,816               4,730
                                                     -----               -----

TOTAL CAPITAL AND LIABILITIES                       44,634              45,450
                                                    ======              ======

                             STATEMENTS OF OPERATION

                       THREE MONTHS ENDING MARCH 31, 1998



INTEREST INCOME                       MARCH 31, 1998              MARCH 31, 1997
  TOTAL INTEREST INCOME                   $  837,000                 $   793,000

INTEREST EXPENSE

   Total interest expense                    277,000                     284,000
Net interest income                          560,000                     509,000
Provision for loan losses                      2,000                       4,000
Net interest income after
provision for loan losses                    558,000                     505,000
OTHER INCOME

   Total other income                         32,000                      33,000
OTHER EXPENSES

   Total other expenses                      489,000                     461,000
Income before income taxes                   101,000                      77,000
Income tax                                         0                       5,000
NET INCOME                                  $101,000                  $   72,000
Basic income per share                        $ 0.07                     $  0.06
Diluted income per share                      $ 0.07                     $  0.06
Weighted average shares outstanding        1,489,636                   1,249,634

                             SELECTED FINANCIAL DATA

                                                 MARCH 31 1998              MARCH 31 1997
                                          --------------------------------------------------
                                          (DOLLARS IN THOUSANDS EXCEPT
                                               OF PER SHARE DATA)
SUMMARY OF OPERATING RESULTS:

Total interest income...............            $  837                         $  793
Total interest expense..............               277                            284
                                                 -----                          -----
Net interest income.................            $  560                         $  509
Provision for (recovery of) loan                     2                              4
                                                    --                          -----
losses..............................
Net interest income after
provision for (recovery of )                    $  558                         $  505
       loan losses..................
Other income........................                32                             33
Other expenses......................               489                            461
                                                 -----                          -----
Income (loss) before taxes..........               101                             77
Income tax expense (benefit)(1).....                 -                              5
                                                     -                           ---
Net income (loss)...................              $101                           $ 72
                                                  ====                           ====

PER SHARE:

Basic earnings (loss) per share.....        $     0.07                     $     0.06

Diluted earnings (loss) per share...              0.07                           0.06
Cash dividend declared..............                 -                              -
Book value at period end............              3.26                           2.86
Common shares outstanding...........         1,489,636                      1,249,634

BALANCE SHEET DATA (AT PERIOD            MARCH 31 1998               December-31,1997
END):                                ------------------------------  ----------------

Loans, net of unearned interest.....         $  23,842                      $  23,391
Allowance for loan loss.............               641                            634
Total assets........................            44,632                         45,450
Total deposits......................            39,383                         40,604
Total stockholders' equity..........             4,816                          4,730

PERFORMANCE AND ASSET QUALITY
RATIOS:

Return on average total assets.....              0.90%                        1.33%
Return on average stockholders'                  8.38                        15.24
equity.............................

Average stockholders' equity to                 12.00                         8.74
average total assets...............
Non-accrual and past due loans to                1.35                          .98
total loans........................

Allowance for loan losses to                     2.69                         2.71
total loans........................
Net yield..........................              4.25                         4.29
Net interest margin(2).............              5.29                         5.25

------------------
(1) At December 31, 1997, the Bank had available approximately $387,000 of an operating loss carryforward which could be offset against future income.

(2) Net interest margin is calculated as net interest income divided by average earning assets and represents the Bank's net yield on its earning assets.

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
FOR THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1997
(Dollars in Thousands, unaudited)

                                                                                                 Accumulated
                                                                                                    other
                                                                          Comprehensive Retained comprehensive  Common   Capital
                                                                  Total          income  Earings    income       Stock   Surplus
                                                                  -----   ------------- -------- -------------  ------   -------
Balances January 1, 1997                                        $ 3,543         --     $  (676)   $     2      $ 1,250   $ 2,967
Comprehensive income                                                                                                          --
 Net income                                                     $    72    $    72     $    72                      --        --
 Other comprehensive income bet of tax                               --         --          --         --           --        --
  Unrealized gain(loss) on securities available for sale            (52)       (52)                   (52)          --        --
  Unrealized holding gain(loss) arising during the period            --         --          --         --           --        --
  Less reclassification adjustment                                   --         --          --         --           --        --
 Other comprehensive income, net of tax                              --         --          --         --           --        --
 Total comprehensive income                                     $    20    $    20          --    $   (50)          --        --
                                                                -------    -------     -------    -------      -------   -------
Balances March 31, 1997                                         $ 3,563                $  (604)   $   (50)     $ 1,250   $ 2,967
                                                                =======                =======    =======      =======   =======


Balances January 1, 1998                                        $ 4,730                $  (105)   $    18      $ 1,490   $ 3,327
Comprehensive income                                                                                               --         --
 Net income                                                     $   101    $   101     $   101         --           --        --
 Other comprehensive income bet of tax                               --         --          --         --           --        --
  Unrealized gain(loss) on securities available for sale        $   (15)   $   (15)         --    $   (15)          --        --
  Unrealized holding gain(loss) arising during the period            --         --          --         --           --        --
  Less reclassification adjustment                                   --         --          --         --           --        --
 Other comprehensive income, net of tax                              --         --          --         --           --        --
 Total comprehensive income                                     $    86    $    86                $     3           --        --
                                                                -------    -------                -------      -------   -------
Balances March 31, 1998                                         $ 4.816                $    (4)   $     3      $ 1.490   $ 3,327
                                                                =======                =======    =======      =======   =======

Item II.   Management's Discussion and Results of Operations

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements included in The Heritage Bank March 31, 1998 on Form 10-Q.

General

     The Heritage Bank, a Virginia-chartered commercial bank, is the only independent financial institution headquartered in McLean, Virginia. Established in 1987, the Bank operated as a wholly-owned subsidiary of Heritage Bankshares, Inc. (formerly Independent Banks of Virginia, Inc.), until 1992 when it became an independent bank. The Bank is a well-capitalized, profitable community bank dedicated to financing small business and consumer needs in its market area. The Bank is also committed to providing personalized "hometown" quality service to its customers by tailoring its products and services to appeal to a local market. The Bank currently operates one full-service office and engages in a broad range of lending and deposit services aimed at individual and commercial customers in the McLean area of Fairfax County, Virginia.

     The business of the Bank consists of attracting deposits from the general public and using these funds to originate various types of individual and commercial loans primarily in the McLean area. The Bank's commercial activities include providing checking accounts, money market accounts and certificates of deposit to small and medium sized businesses. The Bank also provides credit services, such as lines of credit, term loans, construction loans, and letters of credit, as well as real estate loans and other forms of collateralized financing. The Bank's products include checking accounts, NOW accounts, savings accounts, certificates of deposit, installment accounts, construction and other personal loans, home improvement loans, automobile and other consumer financing.

     In the first part of May 1998, the Bank will be offering for sale 805,000 shares of its Common Stock, par value $1.00 per share (the "Offering"). All of the shares of Common Stock offered will be sold on a "best effort" basis. The Bank will use the net proceeds of the Offering to support future growth of the Bank's assets, including increased loan origination and the potential opening of one or more additional branches, and for general corporate purposes. A portion of the net proceeds of the offering will also be used to purchase shares in an Odd Lot Tender Offer.

Comparison of Financial Condition at March 31, 1998 and December 31, 1997

     The Bank's total assets decreased $816,000, from $45,450,000 at December 31, 1997 to $44,634,000 at March 31, 1998. The decrease is primarily caused by decreases in federal funds sold. Gross loans increased $451,000 from $23,391,000 at December 31, 1997 to $23,842,000 at March 31, 1998. Total deposits decreased from $40,604,000 at December 31, 1997 to $39,383,000 at March 31, 1998. This
decrease was caused primarily by a decrease in attorney's escrow account balances. Of these deposits, $35,324,000 were core deposits which the Bank uses to make loans. Federal Funds Sold decreased $3,350,000 from $7,600,000 at December 31, 1997 to $4,250,000 at March 31, 1998. This decrease was caused by excess funds being invested in securities. Net loans increased $445,000 from $22,756,000 at December 31, 1997 to $23,201,000 at March 31, 1998.

     Stockholders equity at March 31, 1998, was $4,816,000, as compared to $4,730,000 on December 31, 1997. This increase is due to the net income of $101,000 for the three months ended March 31, 1998. Book value per share increased from $3.18 per share on December 31, 1997 to $3.23 per share on March 31, 1998. At March 31, 1998 and December 31, 1997, there were 1,489,636 shares outstanding.

     The ratio of allowance for loan losses to total loans was 2.69% at March 31, 1998. Management believes the allowance is adequate to absorb losses in the loan portfolio. The Bank believes that its allowance for loan losses is adequate and that, with the expected increases in the Bank's loan portfolio after the Offering, it will remain adequate. The Bank expects to grow its loan portfolio and believes it has adequate reserves in the allowance for loan losses to mirror such growth.

     The Bank's return on average total assets was 0.90% at March 31, 1998 and its return on average stockholders' equity was 8.38% at March 31, 1998. The Bank's return on average assets was 1.33% and its return on average equity was 15.24% at December 31, 1997. This change was caused by in increase in Common Stock and capital surplus.

     The Bank is required to meet certain capital requirements as established by the Federal Reserve Board. At March 31, 1998 and December 31, 1997, the Bank met all capital adequacy requirements to which it was subject.

Results of Operations for the Three Months Ended March 31, 1998 and 1997

     Net income. Net income for the three months ended March 31, 1998 for the Heritage Bank totaled $101,000, compared to the $72,000 for the three months ended March 31, 1997. This is a net increase of $29,000 over the first three months of 1997. This increase in net income was primarily due to an increase in interest income on investments and a decrease in interest paid on deposits, due to lower volume of deposits.

     Interest Income and Expense. Interest income for the three months ended March 31, 1998 was $837,000, as compared to $793,000 for the three months ended March 31, 1997, representing an increase of $44,000. Total interest expense decreased from $284,000 at March 31, 1997 to $277,000 at March 31, 1998,
representing a decrease of $7,000. This decrease was due to a decrease in interest paid on deposits.

     Net Interest Income. Net interest income is the difference between interest earned on loans, investments, securities and short term investments and interest paid on deposits. Factors affecting net interest income include interest rates earned on loans and investments and those paid on deposits, the mix and volume of earning assets and interest bearing liabilities and the level or non-earning assets and non-interest bearing liabilities. The Bank's management seeks to maximize net interest income by managing the balance sheet and determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining an acceptable level of risk.

     Net interest income increased in the first three months of 1998 by $51,000, or 10.02%, from $509,000 at March 31, 1997 to $560,000 at March 31, 1998. This
increase was primarily due to an increase in interest income on the bond investment portfolio.

     Provision for Loan Losses. The provision for loan losses for the three months ended March 31, 1998 was $2,000, as compared to $4,000 for the same period in the prior year, representing a $2,000 decrease. An analysis of the allowance for loan losses follows:

           Loan loss reserve

           Balance December 31, 1997                  $ 634,000

           Provision for loan losses                      2,000

           Charge offs                                       --

           Recoveries                                     5,000

           Balance March 31, 1998                     $ 641,000

     The level of the allowance is based upon management's ongoing review of the loan portfolio and includes the present and prospective financial condition of borrowers, consideration of actual loan loss experience and projected economic conditions in general and for the Bank's service areas in particular.

     Noninterest income. Noninterest income consists primarily of service charges and fees associated with the Bank's loan and savings accounts. Noninterest income decreased $1,000 from $33,000 for the three months ended March 31, 1997 to $32,000 at to March 31, 1998.

     Noninterest expense. Noninterest expense consists primarily of operating expenses for compensation and related benefits, occupancy, federal insurance premiums and operating assessments and data processing charges. Non-interest expense increased by $28,000 from $461,000 at March 31, 1997 to $489,000 for the three months ended March 31, 1998. This increase was due primarily to an increase in salaries and employee benefits.

     Income Tax Expense. The Bank had no tax liability at March 31, 1998, compared to income tax expense of $5,000 at March 31, 1997. At December 31, 1997, the Bank had operating loss carryforwards of approximately $387,000 that may be offset against future taxable income. The Bank expects to use its net operating loss carryforward in its entirety by the end of fiscal year 1998.

Liquidity and Capital Resources

     Liquidity is a measure of the Bank's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Bank. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

     As of March 31, 1998, cash, federal funds sold, held-to-maturity investment securities maturing within one year and available-for-sale securities represented 50.62% of deposits and other liabilities, compared to 52.51% at December 31, 1997.

Capital

     Management continuously reviews the capital position of the Bank to insure compliance with minimum regulatory requirements, as well as exploring ways to increase capital either by retained earnings or other means.

     Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines required banks to have a minimum Tier 1 capital ratio, as defined, of 4.00% and a minimum Tier 2 capital ratio of 8.00%, and a minimum 4.00% leverage capital ratio. On March 31, 1998, the Bank's Tier 1 capital ratio was 17.38% and Tier 2 capital ratio was 18.63% and leverage ratio was 10.79%.

Year 2000 Issues

     The "Year 2000 Problem" centers on the inability of computer systems to precisely recognize the year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. If computer systems are not adequately changed to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date/field information, such as interest, payment or due dates and other operating functions, will generate results which could be significantly misstated, and the Bank could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 Problem could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 Problem could result in a significant adverse impact on the Bank's products, services and competitive condition.

     Financial institution regulators have recently increased their focus upon year 2000 issues, issuing guidance concerning the responsibilities of senior management and directors. The FDIC and the other federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any year 2000 problems. The federal banking agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams, and thus an institution's failure to address appropriately the Year 2000 Problem could result in supervisory action, including such enforcement actions as the reduction of the institution's supervisory ratings, the denial of applications for approval of a merger or acquisition, or the imposition of civil money penalties. The Bank recently hired an outside consultant to assess the impact of the Year 2000 Problem on the Bank. Because the Bank outsources its data processing and item processing operations, a significant component of the Year 2000 plan is working with external vendors to test and certify their systems as Year 2000 compliant. The Bank's external vendors have surveyed their programs to inventory the necessary change sand have begun correcting the applicable computer programs and replacing equipment so that the Bank's information systems will be Year 2000 compliant prior to the end of 1998. This will enable the Bank to devote substantial time to the testing of the upgraded systems prior to the arrival of the millennium in order to comply with all applicable regulations. The Bank expects to complete its timetable for carrying out its plans to address Year 2000 issues by December 31, 1998.

PART II   OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

                  None

Item 2. Changes in Securities and Use of Proceeds

                  None

Item 3. Defaults upon Senior Securities

                  None

Item 4. Submission of matters to a Vote of Security Holders

                  None

Item 5. Other Information

                  None

Item 6. Exhibits and Reports on Form 8-K

                  (a) Exhibits-None

                  (b) Reports on Form 8-K
                           None

ITEM 6 EXHIBITS AND REPORTS ON FORM 8-K

         None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                THE HERITAGE BANK

                     (Registrant)

Date: 5/14/98
/s/ John T. Rohrback
-----------------------------------
John T. Rohrback
C.E.O.

/s/ William B. Sutphin
-----------------------------------
William B. Sutphin
Senior V. P. and Cashier

THE HERITAGE BANK

NOTES TO UNAUDITED FINANCIAL STATEMENTS

(1)  Basis of Presentation

     The financial statements included herein have been prepared by the Bank without audit. In the opinion of management, the quarterly unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations at and for the periods presented. The Bank believes that the disclosures are adequate to make the information presented not misleading, however, the results for the periods presented are not necessarily indicative of results to be expected for the entire year.

(2)  Accounting Policies

     The interim financial information should be read in conjunction with the Bank's 1997 Annual Report on Form 10-K. Management is required to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ significantly from estimates.

                       FEDERAL RESERVE BOARD OF GOVERNORS
                             FEDERAL RESERVE SYSTEM
                             Washington, D. C. 20551

                                    FORM 10-Q

                   Quarterly Report Under Section 13 or 15 (D)
                     of The Securities Exchange Act of 1934

                       For the Quarter Ended June 30, 1998

                           Commission file Number N/A

                                THE HERITAGE BANK
             (Exact Name of Registrant As Specified In Its Charter)


              VIRGINIA                               54-1418824
    (State or Other Jurisdiction of               (I.R.S. Employer
     Incorporation of Organization)              Identification No.)

 1313 Dolley Madison Blvd., McLean, Va.                  22101
(Address of Principal Executive Offices)               (Zip Code)

               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                  703-356-6060

                                       N/A

                  (Former Name, Former Address and Former Year,
                          If Changed Since Last Report)

                INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1)
              HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION
                 13 OR 15 OF THE SECURITIES EXCHANGE ACT OF 1934
                             DURING THE PRECEDING 12
             MONTHS (OF SUCH SHORTER PERIOD THAT THE REGISTRANT WAS
           REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO

                 SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                               YES__x_______ NO___

COMMON SHARES OUTSTANDING AS OF August 7, 1998 2,294,617

                                      INDEX

THE HERITAGE BANK

Part 1 Financial Information                                                Page

       Item 1 Financial Statements
              Balance Sheets
                June 30 1998 and December 31, 1997                             3

              Statement of income
                Three months ended June 30, 1998 and 1997                      4
                Six months ended June 30, 1998 and 1997                        5

              Statement of Stockholders Equity
                Six months ended June 30, 1998 and 1997                        6

              Statement of Cash Flows
                Six months ended June 30, 1998 and 1997                        7

              Notes to Financial Statements                                    8

     Item 2. Managements Discussion and Analysis of
                Financial Condition and Results of operation                   9
                 and Selected Financial Data

Part II. Other Information:                                                   17

         Item 1. Legal Proceedings

         Item 2. Changes in Securities and Use of Proceeds
         Item 3. Defaults Upon /Senior Securities
         Item 4. Submission of Matters to a Vote of Security Holders
         Item 5. Other Information
         Item 6. Exhibits and Reports on Form 8-K

ITEM I.

Part I. Financial Information

                                THE HERITAGE BANK
                             STATEMENT OF CONDITION

                            (in thousands unaudited)

ASSETS                                       JUNE 30, 1998     DECEMBER 31, 1997

Cash and due from banks                                  $ 2,064         $ 1,987
Federal Funds Sold                                         5,100           7,600
Repurchase Agreements                                          0               0
                                                         -------         -------
   Total Cash and Due From Banks                           7,164           9,587

Securities available for sale                             19,071          11,794
Securities held to maturity                                  250             250

Loans, Net                                                25,332          22,756

Premises and Equipment, Net                                  354             379
Other Real Estate Owned                                      263             263
Accrued Int and other Assets                                 844         $   421
                                                         -------         -------

TOTAL ASSETS                                             $53,278         $45,450
                                                         =======         =======

LIABILITIES

Noninterest bearing deposits                             $11,673         $11,856
Interest bearing deposits                                 31,929          28,748
                                                         -------         -------
   TOTAL DEPOSITS                                         43,602          40,604

Repurchase agreements                                        530               0
Other liabilities                                            115             116
                                                         -------         -------
   TOTAL LIABILITIES                                      44,247          40,720
                                                         =======         =======

CAPITAL

Common Stock                                               2,293           1,490
Surplus                                                    6,631           3,327
Undivided profits                                             97            -105
Accumulated other comprehensive                               10              18
                                                         -------         -------


income net

   TOTAL CAPITAL                                           9,031           4,730
                                                         -------         -------

TOTAL CAPITAL AND LIABILITIES                            $53,278         $45,450
                                                         =======         =======


Notes to financial statements are an
integral part of these statements

                             STATEMENTS OF OPERATION

                       THREE MONTHS ENDING MARCH 31, 1998

                                THE HERITAGE BANK
                             STATEMENTS OF OPERATION

                       SECOND QUARTER ENDING JUNE 30, 1998

INTEREST INCOME                          2ND QUARTER 1998       2ND QUARTER 1997

  TOTAL INTEREST INCOME                     $  917,000               $   828,000

INTEREST EXPENSE

   Total interest expense                        304,000                 269,000
                                                 -------                 -------

Net interest income                              613,000                 559,000
Provision for loan losses                          2,000                   4,000
                                                 -------                 -------

Net interest income after
provision for loan losses                        611,000                 555,000

OTHER INCOME

   Total other income                             35,000                  34,000

OTHER EXPENSES

   Total other expenses                          544,000                 459,000
                                                 -------                 -------

Income before income taxes                       102,000                 130,000

Income tax                                         2,000                   2,000
                                                 -------                 -------

NET INCOME                                      $100,000               $ 128,000
                                                ========                 =======

Basic income per share                            $ 0.05                 $  0.10

Diluted income per share                          $ 0.05                 $  0.10

Weighted avg shares outstanding                1,879,195               1,249,634




Notes to financial statements are an integral part of these statements

                                THE HERITAGE BANK
                             STATEMENTS OF OPERATION

                         SIX MONTHS ENDING JUNE 30, 1998

INTEREST INCOME                                    JUNE 30, 1998   JUNE 30, 1997

  TOTAL INTEREST INCOME                               $1,754,000     $ 1,621,000

INTEREST EXPENSE

   Total interest expense                                581,000         553,000
                                                         -------         -------
Net interest income                                    1,173,000       1,068,000

Provision for loan losses                                  4,000           8,000
                                                           -----           -----
Net interest income after
provision for loan losses                              1,169,000       1,060,000
OTHER INCOME

   Total other income                                     67,000          68,000
OTHER EXPENSES

   Total other expenses                                1,033,000         920,000
                                                       ---------         -------
Income before income taxes                               203,000         208,000
Income tax                                                 2,000           7,000
                                                           -----           -----
NET INCOME                                              $201,000     $   201,000
                                                        ========        ========
Basic income per share                                    $ 0.12         $  0.16
Diluted income per share                                  $ 0.12         $  0.16
Weighted average shares outstanding                    1,685,353       1,249,634


Notes to financial statements are an integral part of these statements

THE HERITAGE BANK

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
For Six Months Ended June 30, 1998 and June 30 1997

(Dollars in Thousands,unaudited)


                                                                                               Accumulated
                                                                                                     other
                                                                   Comprehensive Retained     comprehensive                  Capital
                                                           Total       income    earnings            income    Common stock  surplus

Balances January 1 1997                                  $ 3,543            0     $  (676)            $   2         $ 1,250  $ 2,967
Comprehensive income
  Net income                                                 201          201         201                 -               -        -
  Other comprehensive income net of tax                        -            -           -                 -               -        -

  Unrealized gain(loss) on securities available for            -            -           -                 -               -        -
  sale
  Unrealized holding gain(loss) arising during period          -            -           -                 -               -        -
  Less reclassification adjustment                             -            -           -                 -               -        -
  Other comprehensive income, net of tax                       -            -           -                 -               -        -
                                                            ----         ----
  Total comprehensive income                                           $  201           -              $  2               -        -
                                                                       ------        ----              ----            ----     ----
Balances June 30, 1997                                    $3,744                  $  (475)              $ 2         $ 1,250  $ 2,967
                                                          ======                  =======               ===         =======  =======







Balances January 1 1998                                  $ 4,731                  $  (104)            $  18         $ 1,490  $ 3,327
Comprehensive income
  Net income                                                 201          201         201                 -               -        -
  Other comprehensive income net of tax                        -            -           -                 -               -        -

  Unrealized gain(loss) on securities available for           (9)          (9)          -                (9)              -        -
  sale
  Unrealized holding gain(loss) arising during period          -            -           -                 -               -        -
  Less reclassification adjustment                             1            1           -                 1               -        -
                                                            ----         ----                          ----
  Other comprehensive income, net of tax                      (8)          (8)          -                (8)              -        -
  Total comprehensive income                                           $  193                                             -        -
                                                                        ======
Issuance of common stock                                 $ 4,107             -                             -           $ 803 $ 3,304
                                                        --------                                                       ----- -------
Balances June 30, 1998                                   $ 9,031                      $ 97              $ 10         $ 2,293 $ 6,631
                                                         =======                      ====              ====         ======= =======


THE HERITAGE BANK

Statement of Cash Flows
(In Thousands of Dollars)

                                                      June 30 1998  June 30 1997
                                                      --------------------------

Cash Flows From Operating Activities

 Net income                                               $   201   $     201
 Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities

     Provision for loan losses                                  4           8
     Depreciation and amortization                             29          35
     Gain on sale of available-for-sale investments            (1)
     Amortization of investment security
      premiums, net of discount                                15           6
    (Increase)decrease in accrued interest and
      other assets                                           (417)         16
    (Decrease) in accrued interest and other liabilities       (1)        (46)

      Net cash provided by(used in) operating activities  $  (170)       $220
                                                          --------      -----


Cash Flows From Investing Activities

  Maturities of securities available-for-sale             $ 4,000       $ 750
  Purchases of securities available-for-sale              (11,803)     (4,000)
  Proceeds from sale of securities available-for-sale         499       4,020
  Increase(decrease) in loans                              (2,580)        267
  Purchase of premises and equipment                           (4)        (73)
                                                          --------     -------
     Net cash provided by (used in) investing activities  $(9,888)     $  964
                                                         ---------     ------


Cash Flows From Financing Activities

  (decrease) in non interest-bearing deposits              $ (183)    $  (110)
  Increase(Decrease)in certif of deposits and savings       3,181      (3,789)
  Increase in securities sold under repurchase agreement      530          --
  Issuance of common stock                                  4,107          --
                                                         --------      ------
     Net cash provided by (used in) financing activities   $7,635     $(3,899)
                                                         --------     --------

     Net change in cash and cash equivalents               (2,423)    $(2,715)

Cash and cash equivalents, beginning of year                9,587       6,679
                                                            ------      -----

Cash and cash equivalents, end of year                    $ 7,164     $ 3,964
                                                          =======     =======

THE HERITAGE BANK

NOTES TO UNAUDITED FINANCIAL STATEMENTS

(1)     Basis of Presentation

     The financial statements included herein have been prepared by the Bank without audit. In the opinion of management, the quarterly unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations at and for the periods presented. The Bank believes that the disclosures are adequate to make the information presented not misleading, however, the results for the periods presented are not necessarily indicative of results to be expected for the entire year.

(2)     Accounting Policies

     The interim financial information should be read in conjunction with the Bank's 1997 Annual Report on Form 10-K-A. Management is required to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ significantly from estimates.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements included in The Heritage Bank Form 10-Q for the quarter ended June 30, 1998.

General

     The Heritage Bank, a Virginia-chartered commercial bank, is the only independent financial institution headquartered in McLean, Virginia. Established in 1987, the Bank operated as a wholly-owned subsidiary of Heritage Bankshares, Inc. (formerly Independent Banks of Virginia, Inc.) until 1992 when it became an independent bank. The Bank is a well-capitalized, profitable community bank dedicated to financing small business and consumer needs in its market area. The Bank also is committed to providing personalized "hometown" quality service to its customers by tailoring its products and services to appeal to its local market. The Bank currently operates one full-service office and engages in a broad range of lending and deposit services aimed at individual and commercial customers in the McLean area of Fairfax County, Virginia.

     The business of the Bank consists of attracting deposits from the general public and using these funds to originate various types of individual and commercial loans primarily in the McLean area. The Bank's commercial activities include providing checking accounts, money market accounts and certificates of deposit to small and medium sized businesses. The Bank also provides credit services, such as lines of credit, term loans, construction loans, and letters of credit, as well as real estate loans and other forms of collateralized financing. The Bank's products include checking accounts, NOW accounts, savings accounts, certificates of deposit, installment accounts, construction and other personal loans, home improvement loans, automobile and other consumer financing.

     On May 18, 1998, the Bank closed a secondary offering of 805,000 shares of its common stock, par value $1.00 per share (the "Offering"), at $5.50 per share, raising $4.4 million in proceeds. After the underwriting commissions of $309,925, this netted the Bank $4,117,575 in new capital. The Bank will use the net proceeds of the Offering to support future growth of the Bank's assets, including increased loan origination and the potential opening of one or more additional branches (including its first branch office in Loudoun County, Virginia) and for general corporate purposes. On June 8,1998 the Bank used part of the new capital to complete an odd-lot tender offer, purchasing 2,719 shares at $5.50 per share for a total cost of $14,954.50.

     The selected financial ratios and other data of the Bank set forth below is derived in part from, and should be read in conjunction with, the Unaudited Financial Statements of the Bank and Notes thereto presented elsewhere in this report.

                             SELECTED FINANCIAL DATA




                                                        FOR THE SIX MONTHS ENDED          FOR THE SIX MONTHS
                                                               JUNE 30, 1998             ENDED JUNE 30, 1997
                                                     -------------------------------------------------------------------------------
                                                                         (DOLLARS IN THOUSANDS)
                                                                              (UNAUDITED)
SUMMARY OF OPERATING RESULTS:

Total interest income...............................                      $1,754                    $ 1,621
Total interest expense..............................                         581                        553
                                                                           -----                      -----
Net interest income.................................                      $1,173                     $1,068
Provision for (recovery of) loan losses.............                           4                          8
                                                                              --                      -----
Net interest income after provision for (recovery

of )                                                                      $1,169                     $1,060
       loan losses..................................
Other income........................................                          67                         68
Other expenses......................................                       1,033                        920
                                                                           -----                      -----
Income (loss) before taxes..........................                         203                        208
Income tax expense (benefit)(1).....................                           2                          7
                                                                               -                       ---
Net income (loss)...................................                        $201                       $201
                                                                            ====                       ====

PER SHARE:

Basic earnings (loss) per share.....................                  $     0.12                 $     0.16

Diluted earnings (loss) per share...................                        0.12                       0.16
Cash dividend declared..............................                           -                          -
Book value at period end............................                        3.94                       2.99
Common shares outstanding...........................                   2,292,917                  1,249,634

BALANCE SHEET DATA (AT PERIOD END):                                JUNE 30, 1998        Year ended December
                                                                                                    31,1997
                                                     ------------------------------------------------------
Loans, net of unearned interest.....................                   $  25,914                  $  23,391
Allowance for loan loss.............................                         582                        634
Total assets........................................                      53,278                     45,450
Total deposits......................................                      43,602                     40,604
Total stockholders' equity..........................                       9,031                      4,730

PERFORMANCE AND ASSET QUALITY RATIOS:

Return on average total assets (3)..................                       0.85%                      1.33%
Return on average stockholders' equity...........(3)                        7.02                      15.24
Average stockholders' equity to average total                              13.30                       8.74
assets..............................................

Non-accrual and past due loans to total loans.......                        2.29                        .98
Allowance for loan losses to total loans............                        2.25                       2.71
Net yield...........................................                        4.02                       4.29
Net interest margin(2)..............................                        5.21                       5.25


------------------

(1) At December 31, 1997, the Bank had available approximately $387,000 of an operating loss carryforward which could be offset against future income.
(2) Net interest margin is calculated as net interest income divided by average earning assets and represents the Bank's net yield on its earning assets.

(3)      Annualized for the six months ended June 30, 1998.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1998 AND DECEMBER 31, 1997

     Total assets increased $7.8 million, or 17.2%, to $45.5 million at December 31,1997 to $53.3 million at June 30 1998. This increase in assets primarily is due to the receipt by the Bank of $4.l million in net proceeds from the Offering which closed on May 18, 1998. The proceeds of the Offering were invested in U.S. agency securities. In addition, net loans increased by $2.6, million. Federal funds sold decreased $2.5 million from $7.6 million at December 31, 1998 to $5.1 million at June30, 1998. This decrease primarily is due to use of these funds to purchase U. S. Agencies Bonds.

     Securities available for sale increased $7.3 million, or 61.7%, from $11.8 million at December 31, 1997 to $19.1 million a June 30, 1998. The increase was caused by the investment by the Bank of the net proceeds of the Offering in the bond portfolio.

     Net loans increased $2.6 million, or 11.3%, from $22.8 million at December 31, 1997 to $25.3 million at June 30, 1998. This increase was primarily due to the increased marketing of the Bank's loan products.

     Total deposits increased $3.O million, or 7.4%, from $40.6 million at December 31, 1997 to $43.6 million at June 30, 1998. This increase was caused by a increase in attorney's escrow account balances and one large deposit by a customer of $1.8 million. Of these deposits, $39.l million were core deposits which the Bank uses to make loans.

     Repurchase agreements at June 30,1998 totaled $530,000, as compared to no repurchase agreements at December 31, 1997. The Bank utilizes repurchase agreements to fund customers sweep accounts.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 1998
AND 1997

     Net income. Net income for the three months ended June 30, 1998 for The Heritage Bank totaled $100,000, or $0.05 basic and diluted earnings per share, compared to the $128,000, or $0.10 basic and diluted earnings per share, for the three months ended June 30, 1997. This is a net decrease of $28,000, or 28%, over the second quarter of 1997. This $28,000 decrease was due primarily to an increase in other expenses of $85,000, which was partially offset by an increase in net interest income after provision of loan losses of $56,000.

     Interest Income. Total interest income for the three months ended June 30, 1998 was $917,000, as compared to $828,000 for the three months ended June 30, 1997, representing an increase of $89,000, or 10.7%. This increase was due primarily to the increase in net loans.

     Interest Expense. Total interest expense increased from $269,000 for the three months ended June 30, 1997 to $304,000 for the three months ended June 30, 1998, representing a increase of $35,000, or 13%. This increase was due primarily to the increase in deposits.

     Net Interest Income. Net interest income is the difference between interest earned on loans, investments, securities and short term investments and interest paid on deposits. Factors affecting net interest income include interest rates earned on loans and investments and those paid on deposits, the mix and volume of earning assets and interest bearing liabilities and the level or non-earning assets and non-interest bearing liabilities. The Bank's management seeks to maximize net interest income by managing the balance sheet and determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining an acceptable level of risk.

     Net interest income increased in the second three months of 1998 by $55,000, or 9.7%, from $559,000 for the three months ended June 30, 1997 to $613,000 for the three months ended June 30, 1998. This increase was due primarily to an increase in interest income on the bond investment portfolio. The bond portfolio increased due to the investment by the Bank of the net proceeds of the Offering which occurred in May, 1998.

     Provision for Loan Losses. The provision for loan losses for the three months ended June 30, 1998 was $2,000, as compared to $4,000 for the same period in the prior year, representing a $2,000 decrease.

     The level of the allowance for loan losses is based upon management's ongoing review of the loan portfolio and includes the present and prospective financial condition of borrowers, consideration of actual loan loss experience and projected economic conditions in general and for the Bank's service areas in particular. Management believes that the provision for loan losses and the allowance for loan losses are reasonable and adequate to cover any known losses and any losses reasonably expected in the existing loan portfolio. While management estimates loan losses using the best available information, such as independent appraisals on collateral, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, identification of additional problem loans, regulatory examinations and other factors, both within and outside of management's control.

     Other income. Total other income consists primarily of service charges and fees associated with the Bank's loan and savings accounts. Total other income increased $1,000 from $34,000 for the three months ended June 30, 1997 to $35,000 for the three months ended June 30, 1998.

     Other expense. Other expense consists primarily of operating expenses for compensation and related benefits, occupancy, federal insurance premiums and operating assessments and data processing charges. Total other expense increased by $85,000, or 18.5%, from $459,000 for the three months ended June 30, 1997 to $544,000 for the three months ended June 30, 1998. This increase was due, in part, to a $25,000 loss from a robbery at the Bank which occurred in May, 1998. The increase is also due, in part, to costs associated with the Year 2000 expenses and increases in salaries and benefits.

     Income Tax Expense. The Bank had a tax liability of $2,000 for the three months ended June 30, 1998 and 1997. At December 31, 1997, the Bank had operating loss carryforwards of approximately $387,000 that may be offset against future taxable income. The Bank expects to use its net operating loss carryforward in its entirety by the end of fiscal year 1998.

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

     Net income. Net income for the six months ended June 30, 1998 and 1997 was $201,000. For the six months ended June 30, 1997 basic and diluted earnings per share was $0.16 per share, as compared to basic and diluted earnings per share of $0.12 for the six months ended June 30, 1998. Net profit did not show an increase primarily due to a $25,000 loss from a robbery and a Year 2000 expense of $14,000.

     Interest Income. Total interest income for the six months ended June 30, 1998 was $1.8 million, as compared to $1.6 million for the six months ended June 30, 1997, representing an increase of $133,000, or 8.2%. This increase was due primarily to the increase in net loans.

     Interest Expense. Total interest expense increased from $553,000 for the six months ended June 30, 1997 compared to $581,000 for the six months ended June 30, 1998, representing a increase of $28,000, or 5.1%. This increase was due to the growth in deposits.

     Net Interest Income. Net interest income is the difference between interest earned on loans, investments, securities and short term investments and interest paid on deposits. Factors affecting net interest income include interest rates earned on loans and investments and those paid on deposits, the mix and volume of earning assets and interest bearing liabilities and the level or non-earning assets and non-interest bearing liabilities. The Bank's management seeks to maximize net interest income by managing the balance sheet and determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining an acceptable level of risk.

     Net interest income increased in the second six months of 1998 by $105,000, or 9.8%, from $1.1 million for the six months ended at June 30, 1997 to $1.2 million for the six months ended June 30, 1998. This increase was due primarily to an increase in interest income on the bond investment portfolio. The bond portfolio increased due to the investment by the Bank of the net proceeds of the Offering which occurred in May, 1998.

     Provision for Loan Losses. The provision for loan losses for the six months ended June 30, 1998 was $4,000, as compared to $8,000 for the same period in the prior year, representing a $4,000 decrease. This decreased was caused by a excess of funds in the reserve for loan losses

     The level of the allowance is based upon management's ongoing review of the loan portfolio and includes the present and prospective financial condition of borrowers, consideration of actual loan loss experience and projected economic conditions in general and for the Bank's service areas in particular. Management believes that the provision for loan losses and the allowance for loan losses are reasonable and adequate to cover any known losses and any losses reasonably expected in the existing loan portfolio. While management estimates loan losses using the best available information, such as independent appraisals on collateral, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, identification of additional problem loans, regulatory examinations and other factors, both within and outside of management's control. The ratio of the allowance for loan losses to total loans was 2.25% at June 30, 1998, as compared to 2.71% for the year ended December 31, 1997.

     Other income. Total other income consists primarily of service charges and fees associated with the Bank's loan and savings accounts. Total other income decreased $1,000 from $68,000 for the six months ended June 30, 1997 to $67,000 for the six months ended June 30, 1998.

     Other expense. Other expense consists primarily of operating expenses for compensation and related benefits, occupancy, federal insurance premiums and operating assessments and data processing charges. Total other expense increased by $113,000, or 12.3%, from $920,000 for the six months ended June 30, 1997 to $1.0 million for the six months ended June 30, 1998. This increase was due to a $25,000 loss from a robbery at the Bank which occurred in May, 1998. The increase also was due, in part, to a $14,000 expense associated with Year 2000 compliance and increases in salaries and benefits.

     Income Tax Expense. The Bank had a tax liability of $2,000 for the six months ended June 30, 1998, as compared to $7,000 for the six months ended June 30, 1997. At December 31, 1997, the Bank had operating loss carryforwards of approximately $387,000 that may be offset against future taxable income. The Bank expects to use its net operating loss carryforward in its entirety by the end of fiscal year 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity is a measure of the Bank's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Bank. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. The levels of the Bank's liquid assets are dependent on the Bank's operating, financing and investing activities during any given period. Management believes it will have adequate resources to fund all commitments on a short-term and long-term basis in accordance with its business strategy.

     As of June 30, 1998, cash, federal funds sold, held-to-maturity investment securities maturing within one year and available-for-sale securities represented 55.65% of deposits and other liabilities, compared to 52.51% at December 31, 1997.

     Management continuously reviews the capital position of the Bank to insure compliance with minimum regulatory requirements, as well as exploring ways to increase capital either by retained earnings or other means.

     Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines require banks to have a minimum Tier 1 capital ratio, as defined by the regulators, of 4.00% and a minimum Tier 2 capital ratio of 8.00%, and a minimum 4.00% leverage capital ratio. On June 30, 1998, the Bank's Tier 1 capital ratio was 29.19%, Tier 2 capital ratio was 30.44% and leverage ratio was 16.93%. At June 30, 1998, the Bank exceeded all of its regulatory capital requirements.

     At June 30, 1998, the total stockholders' equity of The Heritage Bank was $9.03 million, and the ratio of average stockholders' equity to average total assets was 13.30%, as compared to 8.74% on December 31, 1998.

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



YEAR 2000 ISSUES

     The "Year 2000 Problem" centers on the inability of computer systems to recognize the Year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the Year 2000. Like most financial service providers, the Bank may be significantly affected by the Year 2000 Problem due to the nature of financial information. Furthermore, if computer systems are not adequately changed to identify the Year 2000, many computer applications could fail or create erroneous results.

     The Bank recently hired an outside consultant to assess the impact of the Year 2000 Problem on the Bank. Because the Bank outsources its data processing and item processing operations, a significant component of the Year 2000 plan is working with external vendors to test and certify their systems as Year 2000 compliant. The Bank's external vendors have surveyed their programs to inventory the necessary changes and have begun correcting the applicable computer programs and replacing equipment so that the Bank's information systems will be Year 2000 compliant prior to the end of 1998. This will enable the Bank to devote substantial time to the testing of the upgraded systems prior to the arrival of the millennium in order to comply with all applicable regulations. The Bank expects to complete its timetable for carrying out its plans to address Year 2000 issues by December 31, 1998.

     The costs of the project and the date on which the Bank plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. In addition, there can be no guarantee that the systems of other companies on which the Bank's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Bank's systems, would not have a material adverse effect on the Bank.

PROVISION FOR LOAN LOSSES

     For the six months ended June 30, 1998 the provision for loan losses was $4,000, a $4,000 decrease compared to the $8,000 allowance for loan losses recorded in the first six months of 1997. An analysis of the allowance for loan losses is as follows:

Loan Loss Reserve

Balance, December 31,                          $634,000
1998
Provision for Loan Losses                         4,000
Charge-offs                                    (65,000)
Recoveries                                        9,000
Balance, June 30, 1998                         $582,000




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



     The level of the allowance is based upon management's ongoing review of the loan portfolio and includes the present and prospective financial condition of borrowers, consideration of actual loan loss experience and projected economic conditions in general and for the Bank's service areas in particular.

POTENTIAL PROBLEM LOANS

     At June 30, 1998, in addition to $454,000 of loans on either non-accrual status or loans past due 90 days or more and still accruing, the Bank had approximately 7.07% of the loan portfolio in loans which were either internally classified or specially mentioned and require more than normal attention and are potential problem loans. The Bank has considered these loans in establishing the level of the allowance for loan losses. As of June 30, 1997, $883,000 of loans were either on a non-accrual status or loans past due 90 days or more and still accruing. In addition to these loans, 13.0% of the loan portfolio were either internally classified or specially mentioned and required more than normal attention and were considered potential problems loans.

PART II   OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     On July 24, 1998, in the case or Wills v. The Heritage Bank, the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division, granted plaintiff's motion for partial summary judgment ruling against the Bank. The Court ruled that the Bank violated an automatic stay imposed by the United States Bankruptcy Code (the "Code") by collecting interest payments on a note payable by plaintiff to the Bank and in selling stock pledged as collateral to secure such note. The Bank received the interest payments in 1990 and the stock was sold in 1993. The total amount of the judgment is $108,382 plus attorney's fees in an amount to be determined at a later date. This sum represents payments received by the Bank in excess of sums due it under the plaintiffs Plan of Reorganization. The Bank is entitled to recover the sun of $11,810 from plaintiff for sums due the Bank under plaintiff's Plan of Reorganization upon payment of the judgment. Plaintiff's request for punitive damages in the sum of $105,000 was denied on the summary judgment motion, but remains pending for adjudication. An additional claim by the plaintiff, in the aggregate amount of $326,437, is vigorously disputed by the Bank and remains unresolved, but will be the subject of a summary judgment motion by the Bank provided that all matters are not otherwise resolved. The Bank is attempting to settle all outstanding judgments and claims. In the absence of any such settlement, the Bank intends to appeal the judgment against it and to vigorously pursue its appeal and defenses against its outstanding claims.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

     On May 18, 1998, the Bank completed a secondary stock offering in which it sold 805,000 shares of its common stock, par value $1.00 per share (the "Common Stock") in a secondary stock offering at a price of $5.50 per share. Net proceeds for the Bank were approximately $4.1 million. Ryan, Lee & Company of
McLean,   Virginia  served  as  the  lead  underwriter  for  the  Offering.  The underwriting discount and commission amounted to $0.385 per share. The securities are exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(2).

     The Bank has decided to focus on expanding the Bank's asset and deposit base, while continuing to maintain its image as a community bank. The proceeds of the offering will be used primarily to fund the costs of establishing the Bank's first branch office in eastern Loudoun County. This area is situated within the Bank's target area and is among the fastest growing

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



communities in Virginia. Furthermore, this area is not currently served by an independent community bank and the Bank believes there is a need for a bank focused on serving the local community. The Bank believes that its expansion will be limited to a twenty mile radius of the executive offices of the Bank in McLean. The Bank believes it will be the most successful in delivering its personalized service within this delineated market area with which it is most familiar.

     Accordingly, the Bank recently has entered into an agreement, to lease and build its first branch office, to be located in eastern Loudoun County, Virginia, three miles west of the Fairfax County line. The proposed branch will be a 3,000 square foot facility with an ATM and drive-up window and will be located along Route 7, a major traffic corridor serving the growing commercial and residential market of Loudoun and Fairfax Counties. The proposed branch will be situated between the "Cascades" and "CountrySide" residential communities next to the newly opened 14 screen Regal Cinema complex in the CountrySide Commercial and Professional Center. This site is particularly attractive because it is located near a growing number of office parks; commercial and retail shopping centers and large developments presently under construction in eastern Loudoun County to help service this growth, construction has begun on Dulles Town Center, a 300 acre retail shopping mall located near the branch site. Construction of the mall should be completed by the end of 1999.

     The proceeds of the Offering also will be used to make additional loans in the Bank's McLean, Virginia market area and in the areas of Fairfax and Loudoun Counties which the Bank has targeted for expansion. Pending such use, the net proceeds of the Offering will be invested in U. S. government and government agency securities and interest bearing deposits. Part of the net proceeds of the Offering also were used to purchase shares, in an odd-lot tender offer, from shareholders of record on March 31, 1998 who owned 99 or fewer shares of the Bank on the record date. The remainder of the funds will be used for general corporate purposes.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

ITEM 5. OTHER INFORMATION

     At the Annual Meeting on August 26, 1998, the stockholders will be asked to vote upon a proposal to form a holding company for the Bank by the adoption and approval of an Agreement and Plan of Reorganization, dated as of July 1, 1998, between the Bank and Heritage Bancorp, Inc., a newly-formed Virginia corporation organized at the direction of the Bank to be a bank holding company with the Bank as its wholly-owned subsidiary.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

     None.

     (b) Reports on Form 8-K

     The Bank filed two Current Reports on Form 8-K with the Federal Reserve ("FRB"), dated April 9, 1998 and May 18, 1998, in connection with the Offering. The Form 8-K, dated April 9, 1998, filed the preliminary offering circular with the FRB and the Form 8-K, dated May 18, 1998, filed the Bank's final offering circular with the FRB and reported the closing of the Offering on May 18, 1998.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 THE HERITAGE BANK
                                                 (Registrant)

Date:

/s/ William B. Sutphin
-----------------------------------
William B. Sutphin
Senior V. P. and Cashier


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